GRASIM
ADITYA BIRLA GROUP

82-3322

RECEIVED
2005 NOV -1 P 12:24
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

October 14, 2005

By Air Mail

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street
Washington DC 20459, USA

SUPPL

Unique ID No. (UIN) 100013425

Dear Sir,

Re: Compliance of Clause 35 of Listing Agreement

With reference to above, we are sending herewith a statement showing details of our distributions of shareholdings under various heads of the above clause for the quarter ending 30th September, 2005. Please find the same in order.

Thanking you,

Yours faithfully

05012168

Ashok Malu

Ashok Malu
Company Secretary

encl : as above

PROCESSED
NOV 03 2005
THOMSON
FINANCIAL

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
Aditya Birla Centre, 'A' Wing, 2nd Floor, S.K. Ahire Marg, Worli, Mumbai 400 025.
Tel. 91-22-5652 5000 / 2499 5000 • Fax. 91-22-5652 5114, 2499 5114 • Email: grasimcfd@adityabirla.com
Registered Office : P.O. Birlagram, Nagda - 456 331 (M.P.)

GRASIM INDUSTRIES LIMITED
REGISTERED OFFICE: BIRLAGRAM NAGDA 456331 M.P.

DISTRIBUTION OF SHAREHOLDING FOR THE QUARTER ENDING 30th September, 2005

Pursuant to Clause 35 of the Listing Agreement

Sr. No.	Category	No. of Shares held	% of Shareholding
A.	**Promoter's holding**		
1	**Promoters****		
a)	**Indian Promoters**		
i(a)	**Shares held by Directors and Relatives (Details in Annexure A)**	142092	0.16
i(b)	**Shares held by Promoters Companies**		
1	Turquoise Investment and Finance Pvt. Ltd.	5908341	6.44
2	Trapti Trading and Investment Pvt.Limited	5477863	5.98
	TGS Investment and Trade Private Limited	2765617	3.02
3	Umang Commercial Co. Ltd.	1396006	1.52
4	Other Companies **(Details in Annexure A)**	217163	0.24
b)	**Foreign Promoters**	0	0.00
2	**Persons acting in Concert#**		
a	Other Directors **(Details in Annexure A)**	2768	0.00
b	Companies:		
1	Pilani Investment & Industries Corp. Ltd.	4301444	4.69
2	Hindalco Industries Limited	2299059	2.51
3	Others **(Details in Annexure A)**	386781	0.42
	Sub Total	**22897134**	**24.98**
B.	**Non-Promoters Holding**		
3	**Institutional Investors:**		
a.	**Mutual Funds and UTI**		
1	Unit Trust of India	3381521	3.69
2	Other Mutual Funds	4487709	4.90
b.	**Banks, Financial Institutions, Insurance Companies (Central/ State Govt.Institutions/ Non-Governments Institutions)**		
	Banks	302484	0.33
	Financial Institutions:		
1	Life Insurance Corporation of India	8969265	9.78
2	General Insurance Corporation of India	1135283	1.24
3	The New India Assurance Company Limited	965617	1.05
4	Other Financial Institution and Insurance Companies	1811838	1.98
c.	**FIIs**		
1	HSBC Global Investment Funds A/c HSBC Global Investments Funds Mauritius Limited	2299092	2.51
2	M & G Investment Management Limited A/c The Prudential Assurance Company Limited	1160889	1.27
3	Aberdeen Asset Managers Limited A/c Aberdeen International India Opportunities Fund (Mauritius) Limited	1700611	1.85
4	Emerging Markets Management L.L.C. A/c EMSAF Mauritius	1025705	1.12
5	Aberdeen Asset Managers Limited A/c Aberdeen Global Asia Pacific Fund	1125173	1.23
6	Others FIIs	11029868	12.03
	Sub Total	**39395055**	**42.97**
4	**Others**		
a.	Private Corporate Bodies	2831443	3.09
b.	Indian Public	12616509	13.76
c.	NRIs/OCBs	3568659	3.89
d.	**Any Other - Citi Bank N.A. New York (GDR holders)**	10364638	11.31
	Sub Total	**29381249**	**32.05**
	GRAND TOTAL	**91673438**	**100.00**

GRASIM INDUSTRIES LIMITED MUMBAI

* As defined in Regulation 2(h) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997. The Promoter's holding shall include all entities in the Promoters' Group- individual or body corporates.

As defined in Regulations 2(e) of SEBI (Substantial Acquisition of Shares and Takeovers)Regulations, 1997

Note 1 Name, Number of Shares held and percentage shareholding of entities/persons holding more than 1 percent of the shares of the Company have been given hereinabove **wherever applicable**.

Note 2 Total Foreign Shareholding in the Company in number of shares and percentage shareholding is given as under including GDR/ ADR holdings is as under:-

32274635 Shares 35.21%

Note3 The Company shall also post this information on its web site.

Dated : 14.10.2005

GRASIM INDUSTRIES LIMITED MUMBAI

FOR GRASIM INDUSTRIES LIMITED

ASHOK MALU
COMPANY SECRETARY

ANNEXURE A

GRASIM INDUSTRIES LIMITED
REGISTERED OFFICE: BIRLAGRAM NAGDA 456331 M.P.

Details of Promoters and Person Acting in Concert holding less than 1% Shares for the quarter ending 30th September, 2005

Sr. No.	Category	No. of Shares held	% of Shareholding
A.	**Promoter's holding**		
1	**Promoters****		
a)	**Indian Promoters**		
i(a)	**Shares held by Directors and Relatives**		
1	Shri Kumar Mangalam Birla	23915	0.03
2	Smt. Rajashree Birla	72280	0.08
3	Smt. Vasavadatta Bajaj	23157	0.03
4	Smt. Neerja Birla	14020	0.02
5	Shri Arvind Kumar Newar	2500	0.00
6	Smt. Manju Newar	3019	0.00
7	Smt. Parvati Devi Fomra	2548	0.00
8	Shri Ramdas Bhatter	342	0.00
9	Smt. Pushpa Bhatter	300	0.00
10	Shri Prakash Kumar Mohta	11	0.00
	Sub Total i(a)	**142092**	**0.16**
i(b)	**Shares held by Promoters Companies**		
1	Heritage Housing Finance Limited	192544	0.21
2	Birla Group Holdings Private Limited	12364	0.01
3	Mangalam Services Limited	12255	0.01
	Sub Total i(b)	**217163**	**0.24**
2	**Persons acting in Concert#**		
a	**Other Directors those holding less than 1%**		
1	Shri Shailendra K. Jain	1591	0.00
2	Shri R.C. Bhargava	227	0.00
3	Shri B.V. Bhargava	333	0.00
4	Shri M.L. Apte	130	0.00
5	Shri S.G. Subrahamanyan	150	0.00
6	Shri Cyril Shroff	137	0.00
7	Shri Y.P. Gupta	100	0.00
8	Shri S.B. Mathur	100	0.00
	Sub Total 2(a)	**2768**	**0.00**
b	**Other Companies those Holding less than 1% :**		
1	Manav Investment & Trading Company Ltd.	174111	0.19
2	Birla Institute of Technologies & Science	132241	0.14
3	ECE Inustries Limited	31670	0.03
4	Kamal Trading Company Limited	31196	0.03
5	Birla Consultants Limited	7920	0.01
6	Birla Industrial Finance India Limited	7605	0.01
7	Birla Industrial Investments (India) Limited	1620	0.00
8	Vikram Holdings Pvt. Limited	150	0.00
9	Rajratna Holdings Pvt. Limited	134	0.00
10	Vaibhav Holdings Pvt. Limited	134	0.00
	Sub Total 2(b)	**386781**	**0.42**

Dated: 14.10.2005

FOR GRASIM INDUSTRIES LIMITED

ASHOK MALU
COMPANY SECRETARY